Exhibit 99.1

June 11, 2010

First Bankers Trust Services, Inc.

Attn: Linda Shultz, Trust Officer

2321 Kochs Lane

P.O. Box 4005

Quincy, Illinois 62305-4005

Re:	Franklin Savings and Loan Company Employee Stock Ownership Plan (“ESOP”)

Dear Ms. Shultz:

Thank you for your letter dated June 11, 2010 in which you purport to accept our offer to buy shares of First Franklin Corporation owned and held by the ESOP (“ESOP Shares”) and tender the ESOP Shares to Lenox.

Your letter states: “As you are aware, the original Lenox Offer of March 26, 2010, was modified with certain “preconditions” set forth in the Lenox letter of April 23, 2010, addressed to Thomas H. Siemers in his capacity as trustee for the ESOP. FBTS is satisfied that all of such pre-conditions have been met except, of course, for Lenox having received the approvals referenced therein from the Office of Thrift Supervision (“OTS Approvals”).” However, not all such pre-conditions (excluding the OTS Approvals) have been met.

As you are aware, Lenox’s April 23, 2010 letter identifies certain of these pre-conditions as follows: “(i) an unrelated and independent ESOP fiduciary replaces [Thomas Siemers] (and the other conflicted insiders) effective immediately; (ii) the independent ESOP fiduciary will have the responsibility and the commensurate authority to oversee and conduct the ESOP pass-through voting…” While you have advised us that First Bankers Trust Services, Inc. (“FBTS”) is the duly appointed and acting trustee for the ESOP and its underlying trust regarding our offer, we have seen no evidence that Mr. Siemers has resigned as permanent Trustee of the ESOP. In addition, it is far from clear to us that an unrelated and independent ESOP fiduciary has the responsibility to conduct the ESOP pass-through voting. To be clear, we have asked you several times (and as recently as Wednesday June 9, 2010 through our counsel) to confirm that the engagement of American Election Services, LLC (“AES”) contemplates its fiduciary authority, which explicitly was a condition of our offer. To date, you have not confirmed this. Consequently, FBTS cannot be truly satisfied that all of our offer’s pre-conditions have been met.

Having not satisfied the pre-conditions of our offer, you are not in a position to accept it. Consistent with our communication with you earlier this week, Lenox’s offer has expired as of 1:00 PM, Cincinnati time, today.

Very truly yours,

/s/ John C. Lame
John C. Lame
President and Chief Executive Officer